Brian H. Blaney
Tel. 602.445.8322
Fax. 602.445.8603
BlaneyB@gtlaw.com
December 12, 2006
VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Attention: William Bennett

Re:	Syntax-Brillian Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed November 22, 2006
File No. 333-134774

Form 10-Q for the Quarter Ended September 30, 2006
Filed November 9, 2006
File No. 0-50289
Ladies and Gentlemen:
     We express our appreciation for your review of the Form S-3 and Form 10-Q of Syntax-Brillian Corporation (the “Company”). On behalf of the Company, we are responding to comments provided by the staff of the Securities and Exchange Commission (the “Staff”) by letter dated December 1, 2006.
     The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.
Form S-3
1.	SEC Comment: Please file as exhibits all agreements entered into with Taiwan Kolin Co. Ltd., including all agreements related to manufacturing, rebates, price protection, distribution, and warranty expenses. We may have further comment upon receipt of these.

Company’s Response: Pursuant to your request, the Company will file any material agreements entered into with Taiwan Kolin Co. Ltd. with the amendment to the Company’s Form 10-Q discussed in Comment #2 below.

ALBANY
AMSTERDAM
ATLANTA
BOCA RATON
BOSTON
CHICAGO
DALLAS
DELAWARE
DENVER
FORT LAUDERDALE
HOUSTON
LAS VEGAS
LOS ANGELES
MIAMI
NEW JERSEY
NEW YORK
ORANGE COUNTY, CA
ORLANDO
SACRAMENTO
SILICON VALLEY
PHILADELPHIA
PHOENIX
TALLAHASSEE
TOKYO
TYSONS CORNER
WASHINGTON, D.C.
WEST PALM BEACH
ZURICH

www.gtlaw.com

Securities and Exchange Commission
December 12, 2006

Form 10-Q for the Quarter Ended September 30, 2006
Condensed Consolidated Statement of Cash Flows, page 3
2.	SEC Comment: We refer to the $5.3 million inventory reserve adjustment presented to reconcile net income to operating cash flows for the three months ended September 30, 2006. It appears that you reduced your inventory reserve by this amount, with a corresponding credit to income. However, it does not appear that you have explained the nature or impact of this adjustment in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Please tell us about the $5.3 million adjustment in sufficient detail to help us understand the nature of the adjustment and its impact on your balance sheet and income statement.

Company Response: At June 30, 2006, the value of the Company’s ending inventory had been reduced by $8,690,000, primarily in order to reflect inventory at the lower of cost or market. At September 30, 2006, the value of the Company’s ending inventory had been reduced by $3,371,000, again primarily in order to reflect inventory at the lower of cost or market. The difference between these two amounts is $5,319,000, which was reflected in the Condensed Consolidated Statement of Cash Flows for the quarter ended September 30, 2006.

Upon further review, the Company has determined that the existing cash flow statement presentation of its inventory provisions is somewhat confusing. Therefore, the Company will amend its Form 10-Q for the quarter ended September 30, 2006 to show the actual inventory provision charged to cost of sales for the quarter of $1,677,000 in the Condensed Consolidated Statement of Cash Flows. This will also require the amount shown in the “Increase in inventories” caption for the quarter to be changed to $(29,230,000). The result of these two changes will not have any impact on net cash provided by operating activities. The Company believes that this new presentation will be more informative and easier to understand.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
3.	SEC Comment: Management’s Discussion and Analysis must specifically focus on known material events and uncertainties that would cause reported financial information not to be necessarily indicative of future operating performance or of future financial condition. Since it appears that both the adjustment to your inventory reserve and the impact of the price protection you receive from Kolin are material to your results of operations, please amend Form 10-Q for the quarter ended September 30, 2006 to disclose the nature of these adjustments and the related impact on your financial results.
Greenberg Traurig, LLP

Securities and Exchange Commission
December 12, 2006

Company Response: The Company has reviewed its disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations related to price protection from Kolin and provisions for inventory. As a result of this review, the Company will amend its Form 10-Q for the quarter ended September 30, 2006 to include the following disclosure to be inserted after the second full paragraph on page 24.
“We write down inventories for estimated obsolescence and to the lower of cost or market. These write-downs are based on assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected, then additional inventory write-downs may be required. Inventory write-downs totaled $1.7 million and $15.4 million for the three months ended September 30, 2006 and 2005, respectively.”
Further, the Company notes the disclosures on pages 23 and 24 related to the various credits received from Taiwan Kolin Co. Ltd., including price protection, and the impact of these credits on cost of sales for the periods presented. The Company believes that these disclosures satisfy the disclosure requirements related to these issues.
* * *
          If you have any questions regarding the Company’s responses, please do not hesitate to contact Wayne A. Pratt, the Company’s Chief Financial Officer, at (602) 389-8797 or me at (602) 445-8322.

Sincerely,
/s/ Brian H. Blaney

Brian H. Blaney For the Firm

cc: Wayne A. Pratt
Greenberg Traurig, LLP